FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

15 August 2011

HSBC TRINKAUS & BURKHARDT AG
2011 INTERIM RESULTS

●	Pre-tax profit up 11.2% at €127.4m (first half of 2010: €114.6m)
●	Operating profit in line with first half of 2010 at €119.5m (first half of 2010: €119.m)
●	Net interest income up 14.5% to €74.4m (first half of 2010: €65.0m)
●	Tier 1 capital ratio of 12.8% (31 December 2010: 13.0%)
●	Total assets grew by 2.7% to €19.1bn (31 December 2010: €18.6bn)

Overview
Despite the on-going challenges in the economic environment, HSBC Trinkaus & Burkhardt AG ('HSBC Trinkaus') reported a good performance in the first half of 2011. Pre-tax profit grew by 11.2% to €127.4m (first half of 2010: €114.6m) and operating profit was in line with the first half of 2010.

Financial commentary
Net interest income grew strongly by 14.5% to €74.4m (first half of 2010: €65.0m). This was mainly due to higher margins earned on deposits, together with an increase in lending volumes.

Loan impairment and other credit risk provisions recorded a net release of €12.3m compared with a net charge of €2.0m in the first half of 2010. As a result of the economic recovery, the bank was able to release individually assessed impairment provisions. As the bank has no significant exposure to Eurozone peripheral sovereign debt, no impairments against Eurozone country exposures were required.

Net fee income rose slightly to €197.1m (first half of 2010: €196.5m), largely due to the foreign exchange and derivatives business as clients sought to hedge against volatile exchange rates. HSBC Trinkaus benefited from its integration with HSBC Global Markets activities.

Net trading income declined by 9.4% to €71.5m (first half of 2010: €78.9m), mainly due to lower trading volumes in equities and equity index-linked derivatives. The bank's highly liquid position helped money market trading activities record a good result.

The strong increase in net other income to €15.0m in the first half of 2011 (first half of 2010: €6.0m) included the gain on the sale of a real estate property in Germany.

Administrative expenses were 8.4% higher at €247.2m (first half of 2010: €228.1m). This was largely due to an increased headcount and higher administrative expenses to implement HSBC Trinkaus' growth strategy. The number of staff increased to 2,522 (first half of 2010: 2,295). At 68.2% the cost efficiency ratio remained within the bank's target range of 65% to 70% which is comparatively high due to the bank's strong focus on fees and commissions.

Income from financial assets increased to €4.1m (first half of 2010: loss of €1.9m). Write-downs in the first half of 2010 against a small number of assets were not necessary during 2011 and HSBC Trinkaus generated gains on the sale of individual financial assets.

Total assets increased by 2.7% to €19.1bn (31 December 2010: €18.6bn). Customer deposits grew to €10.3bn and continued to be the bank's main source of financing.

HSBC Trinkaus remains highly liquid and has invested a substantial portion of its surplus liquidity in highly liquid bonds. HSBC Trinkaus' capital ratio stands at 17.1% (31 December 2010: 17.2%) and its tier 1 capital ratio is 12.8% (31 December 2010: 13.0%).

Customer groups
All customer groups made a significant profit contribution, reflecting the well-balanced structure of the bank. The Institutional Clients segment reported the strongest growth, benefiting in particular from increased capital markets activities as well as growth in the asset management and fixed income businesses. Private Banking recorded an increase in revenues from higher volumes in traditional asset management mandates as well as in asset management structures. The Corporate Banking business reported higher revenues through expanding lending volumes and increasing fee income from asset management which were partially offset by lower revenues from equity capital markets transactions. Despite a slight decline, the results of the Global Markets segment remained at a high level, mainly due to higher revenues in the Treasury business.

Outlook
HSBC Trinkaus' performance is testimony to the continuing success of its growth strategy. With its 'AA' long-term issuer default rating reconfirmed in April 2011, the bank continues to have the best Fitch rating of any of the German commercial banks. HSBC Trinkaus remains in a strong position to implement its growth strategy, aimed at significantly increasing its market share across all lines of business. With an extended service and product offering the bank positions itself as one of the three leading banks for internationally oriented corporate clients. HSBC Trinkaus seeks to expand and deepen its relationships with all significant institutional clients in Germany, actively taking market opportunities that result from its connectivity within the HSBC Group. In Private Banking, the bank aims to continue to enhance its position as one of the most important service providers for high net worth individuals. HSBC Trinkaus continues to make strategic investments by selectively increasing headcount to service its target customers. Not least due to the shift in the global economy from the western countries towards the emerging markets, the bank's integration in the HSBC Group, with its strong position in these markets, is a clear strategic advantage.

Media enquiries to Steffen Pörner on +49 211 910-1664 or at steffen.poerner@hsbctrinkaus.de

Notes to editors

1. HSBC Trinkaus & Burkhardt AG
HSBC Trinkaus is one of Germany's leading commercial banks and a member of the HSBC Group, one of the world's largest banking and financial services organisations. With around 2,500 employees HSBC Trinkaus can be found in seven locations in Germany in addition to the head office in Düsseldorf and has access to the global network of the HSBC Group. With total assets of €19.1bn and €120.0bn in funds under management and administration, the bank is the highest rated private commercial bank in Germany with a 'AA' Fitch Rating unchanged since December 2007. The bank's central target groups are high net worth private clients, corporate clients and institutional clients (all figures as at 30 June 2011).

2. The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,691bn at 30 June 2011, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 15 August, 2011